Randall N. Drake, C.P.A., P.A.
1981 Promenade Way
Clearwater, FL 33760
727.536.4863

Exhibit 16.1

April 22, 2011

Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Dear Sir/Madam,

We are the former independent registered public accounting firm for Good Earth Land Sales Company (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated on April 21, 2011 (the “Current Report”) and are in agreement with the disclosure in the Current Report, in so far as it pertains to our firm.

As of this date we have been dismissed as the independent accountant and our relationship has ceased.

Yours sincerely,

/s/ Randall N. Drake CPA PA
Randall N. Drake CPA PA